UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TRANSCEND SERVICES, INC.

(Name of subject company (Issuer))

TOWNSEND MERGER CORPORATION

a wholly owned subsidiary of

NUANCE COMMUNICATIONS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.05 per share

(Title of classes of securities)

893929208

(CUSIP number of common stock)

Todd DuChene

Executive Vice President and General Counsel

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

Telephone: (781) 565-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert Sanchez

Daniel Peale

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW

Washington, DC 20006

(202) 973-8800

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$337,786,918	$38,710.38

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $29.50 per share by the sum of: (i) the 10,696,473 shares of common stock, par value $0.05 per share (the “Shares”), of Transcend Services, Inc., a Delaware corporation (the “Company”), issued and outstanding as of February 29, 2012; and (ii) the 753,931 Shares that are issuable under outstanding stock options to purchase Shares as of February 29, 2012.
(2)	The amount of the filing fee is calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$38,710.38	Filing Party:	Nuance Communications, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	March 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 20, 2012 (as amended or supplemented from time to time, this “Schedule TO”) and relates to a tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.05 per share, of Transcend Services, Inc., a Delaware corporation (the “Company”), at a price of $29.50 per Share, net to the holder in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Amendment to the Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 15 and Section 16 of the Offer to Purchase are amended and supplemented, and Section 15 and Section 16 of the Offer to Purchase are each hereby amended and supplemented, through the following changes.

The second to last paragraph in Section 15 “Conditions to Purchaser’s Obligations” is amended by appending to the end of such paragraph:

“On March 26, 2012, Nuance was notified that the Division and the FTC (as defined herein) have granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the Regulatory Condition has been satisfied. Also on March 26, 2012, the Company delivered to Nuance the certificate required by paragraph 10 above, stating that as of the satisfaction of the Regulatory Condition, the conditions set forth in paragraphs 1 and 8 above have been satisfied. Pursuant to the terms of the Merger Agreement, Offer Conditions numbered 1, 4(iv), 5 (solely to the extent that paragraph 5 references paragraph 4(iv)) and 8 above will be satisfied on April 2, 2012, five (5) business days after the delivery of the certificate, unless Nuance delivers to the Company a certificate contesting that such Offer Conditions have been satisfied before the expiration of the five (5) business day period.”

The subsection “Antitrust Matters” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended by deleting the last sentence in the first paragraph of such subsection and replacing it in its entirety with:

“On March 26, 2012, Nuance was notified that the Division and the FTC have granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the Regulatory Condition has been satisfied (see Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations”).”

In addition, the subsection “Legal Proceedings” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended by replacing such subsection, in its entirety with the following:

“Legal Proceedings. On March 23, 2012, Broadway Capital, a shareholder of the Company, filed a lawsuit seeking to assert claims on behalf of a class of all of the Company’s shareholders, excluding the named defendants and their affiliates. The lawsuit was filed in the Superior Court of Fulton County in the State of Georgia, Case No. 2012CV213119 (the “Broadway Action”). The Broadway Action names as defendants the Company, Purchaser, and Nuance as well as certain of the Company’s officers and members of its Board of Directors (including Larry Gerdes, Joseph Bleser, Joseph Clayton, James Edwards, Walter Huff, and Charles Thoele (the “Individual Defendants”)). The Broadway Action alleges that the Individual Defendants breached their fiduciary duties to the Company’s shareholders by, among other things, (a) following an allegedly inadequate sales process, (b) causing the Company to agree to be sold for an allegedly insufficient consideration, (c) agreeing to various terms in the Merger Agreement that allegedly deter other buyers from offering a superior price for the Company and (d) relying on the opinion of an allegedly conflicted financial advisor. The Broadway Action also alleges that the Individual Defendants engaged in self-dealing and acted in bad faith. Further, the Broadway Action alleges that the Company, Nuance, and Individual Defendants are liable for failing to disclose material facts as required by law. Finally, the Broadway Action alleges that Nuance aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Broadway Action seeks among other relief: (i) class certification with Broadway Capital as class representative, (ii) a declaration that the defendants breached their fiduciary duties and/or aided and abetted such breaches, (iii) an injunction prohibiting the Offer and Merger, (iv) an award of compensatory damages to the plaintiff and/or the class, and (v) an award of costs, including attorney’s fees and expert’s fees.”

On March 26, 2012, a second, substantially similar, purported class action lawsuit was filed by David Krause, seeking to assert claims on behalf of a class of all of the Company’s stockholders, excluding the named defendants and their affiliates. The lawsuit was filed in the Superior Court of DeKalb County in the State of Georgia, Case No. 2012CV4074 (the “Krause Action”). The Krause Action names as defendants the Company, Purchaser, and Nuance as well as certain of the Company’s officers and members of its Board of Directors (including the Individual Defendants). The Krause Action alleges that the Individual Defendants breached their fiduciary duties to the Company’s stockholders by, among other things, (a) causing the Company to agree to be sold for an allegedly insufficient consideration, (b) agreeing to various terms in the Merger Agreement that allegedly deter other buyers from offering a superior price for the Company, and (c) denying the Company’s stockholders access to information allegedly needed to assess the Offer and Merger. Further, the Krause Action alleges that Nuance aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Krause Action seeks among other relief: (i) class certification with Mr. Krause as class representative, (ii) an injunction prohibiting the Offer and Merger, (iii) rescission of the Offer and Merger or an award of rescissory damages, (iv) an accounting of compensatory damages, and (v) an award of costs, including attorney’s fees and expert’s fees.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.*

(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.*

(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.*

(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell.*

(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOWNSEND MERGER CORPORATION

By:	/s/ Thomas L. Beaudoin

Name:	Thomas L. Beaudoin
Title:	President

NUANCE COMMUNICATIONS, INC.

By:	/s/ Thomas L. Beaudoin

Name:	Thomas L. Beaudoin
Title:	Executive Vice President and Chief Financial Officer

Dated: March 27, 2012

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.*

(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.*

(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.*

(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.*

(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell.*

(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.